March 11, 2005

Mr. Robert Burnett
Staff Accountant
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

RE:	Educational Development Corporation Item 4.01 Form 8-K filed February 28, 2005 File No. 0-04957

Dear Mr. Burnett:

In response to your letter of March 9, 2005, we agree with your comments and have filed a Form 8-K/A to reflect those comments.

In addition, the Company acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosures in the 8-K filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Randall W. White

Randall W. White
President and Chief Executive Officer